THRIVENT®

Thrivent Financial for Lutherans

Teresa J Rasmussen

Paul R Johnston

Contract Number: BEN_CTRC_N

AMENDATORY AGREEMENT FOR GUIDELINE PREMIUM TEST

This contract is amended as described below. These amendments apply in lieu of any contract provisions to the contrary.

4.1 PREMIUM PAYMENTS.

The following paragraph is added to Section 4.1 PREMIUM PAYMENTS:

Cumulative Premium Limit. The Internal Revenue Code provides for favorable tax treatment with regard to increases in Accumulated Value and exclusion of the Death Proceeds from gross income. To qualify for the favorable tax treatment, total premium payments must not exceed the limit described in the Code. To comply with these requirements, we may refuse to accept premiums and may refund any premiums, earnings on premiums, or accumulated value. Any refund made under this provision will not be treated as a Partial Surrender under Section 9.3. In addition, any transaction that would result in this contract not complying with Internal Revenue Code requirements will not be permitted.

6.3CHANGE OF DEATH BENEFIT OPTION.

The following is added to Section 6.3 CHANGE OF DEATH BENEFIT OPTION:

6)If any change in Death Benefit Option would cause total premium payments already made to exceed the Cumulative Premium Limit of the Internal Revenue Code, the change may be made only if the Cash Surrender Value before the change exceeds the refund required under the Code. If the change is made, the required refund will be made as a Partial Surrender with no Partial Surrender Charge applied.

7.2DECREASE IN FACE AMOUNT.

The following is added to the numbered list in Section 7.2 DECREASE IN FACE AMOUNT:

7)If the decrease would cause total premium payments already made to exceed the Cumulative Premium Limit of the Internal Revenue Code, the decrease may be made only if the Cash Surrender Value before the decrease exceeds the refund required under the Code. If the decrease is made, the required refund will be made as a Partial Surrender with no Partial Surrender Charge applied.

Signed for Thrivent Financial for Lutherans

President

Secretary

ICC20 UM-UZ-GPT	@UZ#IC